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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                      Liberty Term Trust, Inc., 1999 (LTT)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    531282101
                                 (CUSIP Number)

                           George W. Karpus, President
                         Karpus Management, Inc. d/b/a/
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 12, 1998
             (Date of Event which requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
                                       [x]

                                  (Page 1 of 4)

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                                 SCHEDULE 13D

CUSIP No. 531282101                                           Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D.# 16-1290558

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]
     (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*



5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                     7.  SOLE VOTING POWER

                         713,700 shares
   NUMBER OF
    SHARES           8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH               713,700 shares

                    10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     713,700 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



14.  TYPE OF REPORTING PERSON*

     IA


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

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ITEM 1   Security and Issuer

         Common Stock
         Liberty Term Trust Inc., 1999 ("LTT")
         Federated Investors Tower
         Pittsford, Pennsylvania   15222

ITEM 2   Identity and Background

         a)       Karpus Management, Inc., d/b/a Karpus Investment Management
                  ("KIM")
                  George W. Karpus, President, Director, and controlling stockholder
                  JoAnn Van Degriff, Vice President and Director
                  Sophie Karpus, Director
         b)       14 Tobey Village Office park
                  Pittsford, New York 14534
         c) Principal business and occupation - Investment Management for individuals, pension, and profit sharing plans, corporations, endowments, trusts, and others, specializing in conservative asset management (i.e. fixed income investments).
         d) None of George W. Karpus, JoAnn VanDegriff or Sophie Karpus ("the Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
         e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.
         f) Each of the Principals is a United States citizen. KIM is a New York corporation.

ITEM 3   Source and Amount of Funds or Other Considerations

         KIM, an independent investment adviser, has accumulated 713,700 shares of LTT on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney, which represents 14.52% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4   Purpose of Transaction

         KIM has purchased Shares for investment purposes. Being primarily a conservative , fixed income manager, with a specialty focus in the closed end fund sector, the profile of LTT (being a short term investment grade fund scheduled to terminate on or by December 31,
         1999) fit the investment guidelines for various Accounts.

ITEM 5   Interest in Securities of the Issuer

         a) As of the date of this Report, KIM owns 713,700 shares which represent 14.52% of the outstanding Shares. Principal, Sophie Karpus, owns 700 shares purchased on July 24, 1995 at a price of $7.375. KIM owns 2,000 shares purchased on July 24, 1995 at a price of $7.375.
         b) KIM has the sole power to dispose of and to vote all such Shares

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                  under limited powers of attorney.
         c)       Open market purchases in the last 90 days for the Accounts.

      Date       Shares     Price Per              Date       Shares   Price Per
                             Share                                       Share

      7/6/98     -1,000      8.5625               8/21/98         300     8.6875
     7/14/98      5,000       8.625               8/24/98       1,000     8.6875
     7/17/98      5,000       8.625               8/25/98       2,800     8.6875
     7/17/98     -5,000       8.625               8/26/98         700     8.6875
     7/22/98      1,800       8.625               8/27/98         500     8.6875
     7/24/98        300       8.625               8/28/98       1,400     8.6875
     7/27/98      1,200       8.625                9/4/98       1,400     8.6875
     7/28/98      5,200       8.625               9/14/98         600     8.6875
      8/3/98      2,500      8.6875               9/15/98       6,800     8.6875
     8/10/98      1,100      8.6875               9/16/98       4,400     8.6875
     8/11/98      4,000      8.6875               9/18/98         600     8.6875
     8/11/98     -4,000      8.6875               9/21/98         200     8.6875
     8/12/98        900      8.6875               9/23/98       2,000     8.6875
     8/19/98        300      8.6875               9/24/98         300     8.6875
     8/20/98      1,300      8.6875               9/30/98       4,900       8.75
                                                  9/30/98       1,500     8.6875

                  There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.
                  The Accounts have the right to receive all dividends from, and any proceeds from the sale of , the Shares. None of the Accounts has an interest is Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understanding, or Relationships with Respect to the Issuer

         Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the LTT securities.

ITEM 7   Materials to be Filed as Exhibits

         Not applicable

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                            Karpus Management, Inc.

October 12, 1998                            By: /s/ George W. Karpus, President
------------------                             --------------------------------
         Date                                           Signature

                                            George W. Karpus, President
                                            -----------------------------------
                                                        Name / Title